FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item

1.	Material Fact

2

Santiago (Chile), October 27, 2006

Messrs.

Chilean Securities Commission

Ladies and gentlemen:

Re:	COMMUNICATES MATERIAL INFORMATION.

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A. (“Arauco”), both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry with Nº 42, Tax Identification Number: 93,458,000-1, and as duly empowered by the Board of Directors to provide this information, hereby communicates to the Superintendency the following material information with respect to the company and its shares pursuant to article 9 and the second paragraph of article 10 of Law 18,045:

Celulosa Arauco y Constitución S.A. has initiated negotiations with Stora Enso, with the aim of associating in the ownership of 50,000 hectares of land, of which approximately 30,000 hectares correspond to productive timberland, which Stora Enso owns in Arapoti, state of Paraná, Brazil. The negotiations also include the possible acquisition by Arauco of a sawmill located in the same area, with an annual production capacity of 150,000 cubic meters of timber.

If this negotiation concludes satisfactorily, Arauco will be able to expand its forestry operations and also its production of sawn timber in Brazil, country in which Arauco owns approximately 35,000 hectares of productive timberland and two panel production facilities.

Stora Enso is the major paper producer in the world and is also a world leader in the elaboration of forest products. It has 46,000 employees and operations in more than 40 countries in the five continents. Stora Enso’s sales totalled EUR 13.2 billion in 2005, and its shares are listed in Helsinki (Finland), Stockholm (Sweden) y New York (United States of America).

We estimate that the sole commencement of negotiations shall not produce effects in the results of Arauco.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c. Bolsa de Comercio de Santiago-

La Bolsa Nº 64- Santiago.

Bolsa Electrónica de Chile-

Huérfanos 770, 14 Floor- Santiago

Bolsa de Valores de Valparaíso-

P.O. 218-V- Valparaíso

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: November 3, 2006	By:	/s/ MATIAS DOMEYKO
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer